UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

 Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

TABLE OF CONTENTS

ITEM
1.	Press release dated May 21, 2019

Item 1

Arco Platform Limited Reports First Quarter 2019 Financial Results

On-track to Deliver 2019 ACV Bookings of R$441 million

São Paulo, Brazil, May 21, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today reported financial and operating results for the first quarter 2019 ended March 31, 2019.

“We are on-track to deliver 2019 ACV bookings of R$441 million and in a strong position to build the 2020 ACV,” said Ari de Sá Neto, CEO and founder of Arco. “We remain focused on enhancing the value proposition of our platform and expanding our network of schools. Consistent with our M&A strategy, we recently announced our acquisition of Sistema Positivo de Ensino, which will double our reach to partner schools and students, add complementary regions, and strengthen our capacity to invest in high-quality content and technology. Our acquisition of Positivo is also in line with our long-term vision to become a one stop shop platform, continuously expanding our product offering and positively impacting students’ learning experiences.”

First Quarter 2019 Results

•	Net Revenue of R$117.1 million;

•	Net Income of R$30.8 million;

•	Adjusted Net Income of R$40.8 million; and

•	Adjusted EBITDA of R$49.0 million.

Revenue Recognition and Seasonality

As we report first quarter 2019 results, it is important to highlight the revenue recognition and seasonality of our business.

We typically deliver our Core Curriculum content four times each year, in March, June, August and December and our Supplemental Solutions content twice each year, in June and December, usually two to three months prior to the start of each school quarter. The amount of revenue recognized is proportional to the amount of content made available, which is not linearly distributed among the quarters. This causes revenue seasonality in our business, in which the third quarter revenue is the lowest point of the year.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

Second Quarter 2019 Guidance:

We expect to recognize in the second quarter (2Q19) 24% to 26% of the 2019 ACV Bookings of R$440.9 million.

Net Revenue is expected to be in the range of R$105.8 million to R$114.6 million.

Full Year 2019 Guidance:

Adjusted EBITDA margin is expected to be in the range of 35.5% to 37.5%.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of Positivo and its business operations (the “Positivo Business”) prior to the signing of the acquisition agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the Positivo Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the Positivo Business is a carve out of an entity with different businesses and, therefore, the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the Positivo Business; (ii) the accounting parameters and criteria adopted by the Positivo Business are different from the ones adopted by the Company; (iii) the transfer of the Positivo Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward- looking statements regarding the Positivo Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the continued use of the Positivo brand in schools not run by the Company; restrictions and/or limitations on the acquisition of the Positivo Business that may be imposed by antitrust authorities or other regulatory agencies; risks relating to the Company’s ability to attract, upsell and retain customers of the Positivo Business; general market, political, economic, and business conditions in Brazil or abroad; and the Company’s financial targets are based on measures which include revenue, share count and other IFRS measures, as well as non-IFRS financial measures including gross margin, operating margin, net income per diluted share, EBITDA (as defined herein), Adjusted EBITDA (as defined herein) and free cash flow.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Key Business Metrics

ACV Bookings: We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year (we define “school year” by purposes of calculation ACV Bookings as the twelve-month period starting in October of the previous year to September of the mentioned current year). We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school.

Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, we use Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin which are non-GAAP financial measures.

We calculate Adjusted EBITDA as profit for the year (or period) plus income taxes plus/minus finance result plus depreciation and amortization plus share of loss of equity-accounted investees plus share-based compensation plan.

We calculate Adjusted Net Income as profit for the year (or period) plus share-based compensation plan plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, and (v) non- compete agreement) less/plus changes in fair value of derivative instruments (which refers to (i)

changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs) plus share of loss of equity-accounted investees plus interest expenses plus/minus changes in deferred tax assets and liabilities recognized in statements of income (corresponding to financial instruments from acquisition of interests, share- based compensation and amortization of intangible assets) and plus/minus foreign exchange gains/loss on cash and cash equivalents.

We calculate Free Cash Flow as Net Cash Flows from Operating activities less acquisition of property and equipment less acquisition of intangible assets.

We understand that, although Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Conference Call Information

Arco will discuss its first quarter 2019 results today, May 21, 2019, via a conference call at 4:30

p.m. Eastern Time. To access the call (ID: 5872488), please dial: (866) 679-4032 or +1 (409) 217- 8315. An audio replay of the call will be available through May 28, 2019 by dialing (855) 859-2056 or +1 (404) 537-3406 and entering access code 5872488. A webcast of the call will be available on the Investor Relations section of the Company’s website at https://arcoeducacao.gcs- web.com/.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br

Source: Arco Platform Ltd.

Arco Platform Limited

Unaudited Interim Condensed Consolidated Statements of Financial Position

	March 31,	December 31,
(In thousands of Brazilian reais)	2019	2018
Assets	(unaudited)
Current assets
Cash and cash equivalents	4,357	12,301
Financial investments	832,956	806,789
Trade receivables	151,159	136,611
Inventories	13,768	15,131
Taxes recoverable	16,770	11,227
Other assets	4,665	6,091
Total current assets	1,023,675	988,150
Non-current assets
Financial instruments from acquisition of interests	21,261	26,630
Deferred income tax	112,647	99,460
Taxes recoverable	1,033	1,033
Financial investments	4,421	4,370
Loans to related parties	15,378	1,226
Other assets	4,812	1,060
Investments and interests in other entities	11,370	11,862
Property and equipment	13,738	13,347
Right-of-use assets	18,403	-
Intangible assets	178,339	187,740
Total non-current assets	381,402	346,728

Total assets	1,405,077	1,334,878

Liabilities
Current liabilities
Trade payables	13,970	14,845
Labor and social obligations	20,513	15,888
Advances from customers	26,332	5,997
Lease liabilities	4,232	-
Taxes and contributions payable	1,922	2,555
Income taxes payable	18,134	17,294
Financial instruments from acquisition of interests	-	51
Accounts payable to selling shareholders	841	830
Other liabilities	127	428
Total current liabilities	86,071	57,888
Non-current liabilities
Financial instruments from acquisition of interests	21,594	25,046
Lease liabilities	17,410	-
Provision for legal proceedings	210	131
Deferred income tax	1,167	1,378
Accounts payable to selling shareholders	187,201	180,551
Total non-current liabilities	227,582	207,106

Equity
Share capital	10	10
Capital reserve	1,081,261	1,089,505
Share-based compensation reserve	67,487	67,350
Accumulated losses	(57,334)	(86,687)
Equity attributable to equity holders of the parent	1,091,424	1,070,178
Non-controlling interests	-	(294)
Total equity	1,091,424	1,069,884

Total liabilities and equity	1,405,077	1,334,878

Arco Platform Limited

Unaudited Interim Condensed Consolidated Statements of income

	March 31,	March 31,
(In thousands of Brazilian reais, except earnings per share)	2019	2018
	(unaudited)	(unaudited)
Net revenue	117,055	113,634
Cost of sales	(21,869)	(25,840)
Gross profit	95,186	87,794
Operating expenses:
Selling expenses	(36,135)	(24,312)
General and administrative expenses	(20,832)	(13,695)
Other income, net	3,359	3,648
Operating profit	41,578	53,435
Finance income	16,956	3,709
Finance costs	(16,481)	(3,925)
Finance result	475	(216)
Share of loss of equity-accounted investees	(492)	(65)

Profit before income taxes	41,561	53,154
Income taxes - income (expense)
Current	(18,252)	(14,808)
Deferred	7,532	2,045
Total income taxes – income (expense)	(10,720)	(12,763)
Profit for the period	30,841	40,391
Equity holders of the parent	30,841	40,539
Non-controlling interests	-	(148)

Basic earnings per share – in Brazilian reais
Class A	0.61	0.81
Class B	0.61	0.81
Diluted earnings per share – in Brazilian reais
Class A	0.59	0.77
Class B	0.59	0.78

Weighted-average shares used to compute net income per
Basic	50,298	50,298
Diluted	51,157	51,242

Arco Platform Limited

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	March 31,	March 31,
(In thousands of Brazilian reais)	2019	2018
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	41,561	53,154
Adjustments to reconcile profit before income taxes
Depreciation and amortization	7,240	4,374
Inventory reserves	2,228	2,096
Allowance for doubtful accounts	1,653	3,534
Residual value of property and equipment and intangible assets disposed	102	138
Changes in fair value of derivative instruments	1,866	(1,607)
Share of loss of equity-accounted investees	492	65
Share-based compensation plan	137	343
Accrued interest	5,942	2,080
Interest in lease liabilities	395	-
Provision for legal proceedings	79	-
Foreign exchange income	(76)	-
Alienation of investment	(3,288)	-
	58,331	64,177

Changes in assets and liabilities
Trade receivables	(16,201)	(15,862)
Inventories	36	2,279
Taxes recoverable	(4,972)	(883)
Other assets	1,952	(294)
Trade payables	686	(592)
Labor and social obligations	4,774	300
Taxes and contributions payable	(572)	284
Advances from customers	20,828	3,007
Other liabilities	(301)	(1,848)
Cash generated from operations	64,561	50,568
Income taxes paid	(18,035)	(16,340)
Net cash flows from operating activities	46,526	34,228

Investing activities
Acquisition of property and equipment	(2,793)	(930)
Acquisition of subsidiaries, net of cash acquired	-	(8,045)
Acquisition of intangible assets	(11,492)	(1,855)
Financial investments	(26,291)	(20,286)
Loans to related parties	(14,000)	-
Net cash flows used in investing activities	(54,576)	(31,116)
Financing activities
Capital increase	1,218	-
Share issuance costs	(673)	-
Payment of lease liabilities	(515)	-
Net cash flows from financing activities	30	-

Foreign exchange effects on cash and cash equivalents	76	-

Increase (decrease) in cash and cash equivalents	(7,944)	3,112

Cash and cash equivalents at the beginning of the period	12,301	834
Cash and cash equivalents at the end of the period	4,357	3,946
Increase (decrease) in cash and cash equivalents	(7,944)	3,112

Arco Platform Limited

Reconciliation of Non-GAAP Measures

(unaudited)

	Three months ended March 31,
(In thousands of Brazilian reais)	2019	2018
Adjusted EBITDA Reconciliation	(unaudited)	(unaudited)
Profit for the period	30,841	40,391
(+) Income taxes	10,720	12,763
(+/-) Finance result	(475)	216
(+) Depreciation and amortization	7,240	4,374
(+) Share of loss of equity-accounted investees	492	65
EBITDA	48,818	57,809
(+) Share-based compensation plan	137	343
Adjusted EBITDA	48,955	58,152

Net Revenue	117,055	113,634
Adjusted EBITDA Margin	41.8%	51.2%

	Three months ended March 31,
(In thousands of Brazilian reais)	2019	2018
Adjusted Net Income Reconciliation	(unaudited)	(unaudited)
Profit for the period	30,841	40,391
(+) Share-based compensation plan	137	343
(+) Amortization of intangible assets from business combinations	2,980	3,033
(+/-) Changes in fair value of derivative instruments	1,866	(1,607)
(+) Share of loss of equity-accounted investees	492	65
(-) Tax effects	(2,992)	122
(+) Foreign exchange on cash and cash equivalents	(76)	-
(+) Interest expenses	7,524	2,498
Adjusted net income	40,772	44,845

Net Revenue	117,055	113,634
Adjusted Net Income Margin	34.8%	39.5%

	Three months ended March 31,
(In thousands of Brazilian reais)	2019	2018
Free Cash Flow Reconciliation	(unaudited)	(unaudited)
Cash Generated from Operations	64,561	50,568
(-) Income Tax Paid	(18,035)	(16,340)
Cash Flow from Operating Activities	46,526	34,228
(-) Acquisition of property and equipment	(2,793)	(930)
(-) Acquisition of intangible assets	(11,492)	(1,855)
Free Cash Flow	32,241	31,443

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: May 21, 2019